80 Orville Drive Bohemia, New York 11716 (631)567-4700 Fax (631)567-5896 www.scientificindustries.com

July 17, 2024

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attn:  Division of Corporation Finance

Office of Industrial Applications and Services

Re:	Scientific Industries, Inc. (the “Company”)
Annual Report on Form 10-K for the fiscal year ended December 31, 2023 Filed March 29, 2024 File No. 000-06658

Ladies and Gentlemen:

The Company has received and reviewed the comments set forth in your June 14, 2024 letter to the Company, and the following is our response to the comments contained in said letter:

To facilitate your review, the comments from your letter are repeated in bold italics, and the Company’s response to the comments are set forth in standard font.

Annual Report on Form 10-K for the fiscal year ended December 31, 2023

Item 1C. Cybersecurity, page 13

1.	We note you do not include Item 1C. Cybersecurity. Please revise or advise us why you do mot provide disclosure as applicable under Item 106 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

RESPONSE:

The Company will amend the Annual Report on Form 10-K for the fiscal year ended December 31, 2023 to reflect the addition of Item 1C. Cybersecurity.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information, please do not hesitate to contact us.

Very truly yours,

SCIENTIFIC INDUSTRIES, INC.

/s/ Helena Santos

Helena Santos, Chief Executive Officer

Cc:	John F.F. Watkins, Esq.
Reitler Kailas & Rosenblatt LLP

2